United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale discloses nominees to the Board of Directors for the Annual Meeting of Shareholders to be held on 04/29/2022

Rio de Janeiro, March 4th, 2022 - Vale S.A. (“Vale” or “Company”) informs that the Board of Directors, at a meeting held on this date, approved the disclosure of the list of nominees to the Annual Meeting of Shareholders (“AGM”) to be held on 04/29/2022, based on the proposal of the Nominating Committee and in line with Vale's Bylaws.

As announced to the market on 11/22/2021 and 01/27/2022, considering that 12 members of the Board of Directors were elected by the cumulative voting regime and there was a resignation from a member of the board, the next Annual Meeting of Shareholders will proceed with the election of the Board of Directors1.

Accordingly, the following documents are available to shareholders on the company’s website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission - CVM (www.gov.br/cvm), the B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov):

(i) Minutes of the Board of Directors' Meeting, held today, available at this link; and

(ii) A summary from the Nomination Committee with the nominees to the Board of Directors is available in this link.

Finally, Vale expects to release the other documents to the AGM’s on 03/11/2022, according to the Company's corporate events calendar.

Gustavo Duarte Pimenta

Executive Director of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 Under the terms of art. 11, §12 of the Bylaws and article 141, §3 of Law No. 6,404/76, except for the effective director and his alternate elected in a separate vote by the group of Company employees.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 4, 2022		Head of Investor Relations